

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
J. Keith McKinnish
Chief Financial Officer
WireCo WorldGroup Inc.
12200 NW Ambassador Drive
Kansas City, MO 64163

> **Re: WireCo WorldGroup Inc.**
> **Amendment No. 3 to Form S-4**
> **Filed December 9, 2011**
> **File No. 333-174896**

Dear Mr. McKinnish:

We have reviewed your registration statement and have the following comment.

Exhibit 23.1

1. Please make arrangements with your auditor to have them remove the incorporation by reference language from the consent, since their report appears to be included directly in the Form S-4/A.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3397.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven F. Carman, Esq.
Husch Blackwell LLP (via E-mail)